

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 6, 2009

<u>**Via U.S. Mail and Fax (801.433.2222)**</u>

Mr. Terry Deru
Chief Financial Officer
BBM Holdings, Inc.
1245 Brickyard Road
No. 590
Salt Lake City, UT 84106

       RE: **BBM Holdings, Inc.**
             Form 10-K for Fiscal Year Ended September 30, 2008
             Form 10-Q for Fiscal Quarters Ended December 31, 2008
             File No. 333-88480

Dear Mr. Deru:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director

cc: James Kardon, Hahn & Hessen LLP
        (Via Facsimile: 212.478.7200)